EXHIBIT 99.2

Report of Voting Results

Annual Meeting of Shareholders of

SUNCOR ENERGY INC.

(“Suncor”)

April 30, 2015

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

1.                                    By resolution passed by vote conducted by ballot, the following directors were elected to hold office until the next annual meeting of shareholders:

Name	Votes For	%	Votes Withheld	%

Mel E. Benson	874,283,235	96.73	29,565,673	3.27
Jacynthe Côté	901,683,824	99.76	2,165,086	0.24
Dominic D’Alessandro	897,599,553	99.31	6,249,361	0.69
W. Douglas Ford	866,889,687	95.91	36,958,827	4.09
John D. Gass	882,867,569	97.68	20,980,945	2.32
John R. Huff	874,462,735	96.75	29,386,174	3.25
Maureen McCaw	896,044,014	99.14	7,804,896	0.86
Michael W. O’Brien	893,940,780	98.90	9,908,129	1.10
James W. Simpson	897,562,799	99.30	6,286,111	0.70
Eira M. Thomas	877,443,912	97.08	26,404,998	2.92
Steven W. Williams	900,884,038	99.67	2,964,871	0.33
Michael M. Wilson	901,728,984	99.77	2,119,925	0.23

2.                                    By resolution passed by show of hands, PricewaterhouseCoopers LLP, Chartered Accountants, was appointed to serve as Suncor’s independent auditors until the next annual meeting of shareholders.

3.                                    A resolution to confirm amendments to Suncor’s By-Law No. 1 was approved by a vote, conducted by ballot, of 900,924,395 (99.68%) for and 2,924,203 (0.32%) against.

4.                                    A resolution to confirm Amended and Restated By-Law No. 2 as a by-law of Suncor was approved by a vote, conducted by ballot, of 879,918,883 (97.35%) for and 23,929,507 (2.65%) against.

5.                                    Management’s approach to executive compensation (say on pay) disclosed in Suncor’s management proxy circular dated February 26, 2015 was approved by a vote, conducted by ballot, of 845,453,546 (93.54%) for and 58,391,659 (6.46%) against.